Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

May 29, 2009

09046328

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the press releases relating to "Superior Plus Corp. Extends $570 Million Syndicated Credit Facility and Securitization Program".

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

Heather McMaster
Corporate / Legal Administrator

/enc.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

SEC Mail Processing Section
JUN 08 2009
Washington, DC
121

Superior Plus

NEWS

TSX: SPB
Calgary, May 21, 2009

For Immediate Release

Superior Plus Corp. Extends $570 Million Syndicated Credit Facility and Securitization Program

Superior Plus Corp. is pleased to announce that its wholly-owned subsidiaries Superior Plus LP and Superior Plus US Holdings Inc. have completed a $570 million extension of its syndicated credit facility with eleven lenders maturing June 28, 2011. Superior maintained its financial covenant ratios of Senior Debt to EBITDA and Total Debt to EBITDA of 3.5x and 5.0x, respectively.

In addition, Superior Plus LP extended its securitization program to June 29, 2010. Under the securitization program, Superior Plus LP may sell up to $130 million of certain account receivables on a 30 day revolving basis to a Canadian chartered bank to finance a portion of its working capital requirements.

"We are pleased to have completed the extension of the syndicated credit facility and securitization program with strong support from our lenders. Superior continues to maintain its financial flexibility to complete growth projects which support our strategy of operating and building businesses over the long-term," said Grant Billing, Chairman and CEO of Superior.

As at March 31, 2009, Superior had unutilized credit capacity of $314 million relating to its $570 million syndicated credit facility. Four quarter trailing EBITDA was $251.9 million resulting in Senior Debt to EBITDA ratio of 2.2x and Total Debt to EBITDA ratio of 3.2x as at March 31, 2009.

Superior continues to maintain investment grade ratings on a secured basis. The senior secured credit rating for Superior Plus LP is currently BBB (low) and BBB- for Dominion Bond Rating Service Limited and Standard & Poors, respectively. In late 2008, Standard & Poor's changed their negative outlook to stable on Superior's corporate credit rating.

"Our strong balance sheet along with prudent financial policies supports Superior's ability to pursue accretive consolidation opportunities to create long-term value for our securityholders. We expect to continue to optimise capital structure and increase access to capital in the future," stated Wayne Bingham, Executive Vice President and CFO of Superior.

About the Corporation

Superior Plus is a diversified corporation. The Corporation holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and the Corporation as limited partner. Superior Plus is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus Corp. | 2820, 605 – 5 Avenue SW Calgary, Alberta T2P 3H5 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

The Corporation's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.